TDK Corporation
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8272, Japan
July 14, 2006
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	TDK Corporation (“TDK”) Form 20-F for the fiscal year ended March 31, 2005 Filed August 11, 2005 File No. 2 — 76735
Dear Ms. Blye:
     We write in response to your comment letter dated June 29, 2006, relating to TDK’s Annual Report on Form 20-F for the year ended March 31, 2005. Set forth below are the responses of TDK. For your convenience, we have set forth below each of the Staff’s comments included in the June 29, 2006 letter.
General
Question:
1.	We note from your website that you may have operations associated with Iran and Syria, which are identified as state sponsors of terrorism by the U.S. State Department subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in these countries. Please describe such operations and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Iran and Syria, including through subsidiaries, affiliates, distributors, dealers and other direct and indirect arrangements.
Response:
TDK does not have any subsidiaries, facilities, employees, equipment or other investments in Iran or Syria. However, TDK does sell some products to customers in

Cecilia D. Blye
July 14, 2006

Iran and Syria. During its fiscal year ended March 31, 2005, TDK’s sales to customers in Iran were approximately $3.8 million, or 0.06% of TDK’s annual sales of approximately $6.15 billion for that fiscal year. TDK’s sales to customers in Syria were approximately $0.2 million, or 0.003% of its annual sales for the 2005 fiscal year. TDK’s sales to customers in Iran and Syria during its fiscal year ended March 31, 2006 totaled approximately $1.9 million and $0.1 million, respectively, which was approximately 0.03% and 0.002%, respectively, of TDK’s annual sales of approximately $6.80 billion for the 2006 fiscal year. TDK does not anticipate that its sales to customers in Iran or Syria will be materially different in the foreseeable future.

TDK’s sales to customers in these countries has consisted primarily of audio/video blank tapes, CD/DVD blank media, PC speakers and other related recording media. These recording media products are sold by TDK’s Singapore sales subsidiary through local, independent distributors in Iran and Syria. In addition, a TDK German sales subsidiary sells replacement parts for factory automation machines that were sold to a major TV manufacturer in Iran approximately five years ago. These replacement parts are not sold in Syria. A French subsidiary of TDK also sells electric power supply products to customers in Iran. To the best of TDK’s knowledge, neither the governments of Iran or Syria nor entities controlled by either government have been customers of TDK and or have received cash or other financing in connection with sales by TDK to customers in Iran or Syria.

As described above, sales of TDK products to customers in Iran and Syria constitute a de minimis part of TDK’s overall activities. TDK has not received any concerns, questions or other communications from investors with respect to its sales to customers in Iran or Syria. In light of the totality of the circumstances described above, TDK does not believe its activities relating to Iran or Syria would be material to a reasonable investor that is considering an initial investment or assessing an existing investment in TDK. TDK believes this is true in a quantitative sense, given the de minimis level of TDK sales to customers in those countries, and also is true in a qualitative sense, after considering the potential impact of TDK’s activities relating to Iran and Syria upon its reputation and share value. Accordingly, TDK believes it is appropriate that its Annual Report on Form 20-F does not include any specific discussion of activities relating to Iran or Syria.
Question:
2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. For example, your qualitative materiality analysis should address whether the governments of Iran or Syria, or entities controlled by them, are your customers or receive cash or other financing in connection with your operations. Also, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports

Cecilia D. Blye
July 14, 2006

regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Syria.
Response:
Please see the response to Question No. 1 above.

In connection with the foregoing responses, TDK hereby acknowledges that:
•	TDK is responsible for the adequacy and accuracy of disclosure in the filing;

•	Comments of the Securities and Exchange Commission (“SEC”) staff or changes to disclosure in response to such staff comments does not foreclose the SEC from taking any action with respect to the filing; and

•	TDK may not assert comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     If you have any questions with respect to the foregoing response, please feel free to contact TDK’s securities counsel in the U.S., Squire, Sanders & Dempsey L.L.P., through Anthony Smits at 216-479-8385.

Sincerely,
/s/ Hajime Sawabe

Name:	Hajime Sawabe

Title:	Chief Executive Officer